BofI Holding, Inc.
4350 La Jolla Village Drive, Suite 140
San Diego, CA 92122

February 14, 2018

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	John A. Spitz
Staff Accountant

Re:	BofI Holding, Inc.
Form 10-K for Fiscal Year Ended June 30, 2017
Filed August 24, 2017
File No. 001-37709
Dear Mr. Spitz:

We are filing this letter in response to comments received from the Staff of the Securities and Exchange Commission by letter dated February 1, 2018 with respect to the above-referenced filing of BofI Holding, Inc. (the “Company”). The numbering of the paragraphs below corresponds to the numbering of your letter, the text of which we have incorporated into this response letter for convenience.

Form 10-K for Fiscal Year Ended June 30, 2017

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Allowance for Loan and Lease Losses, page 45

1.
We note the table of changes in your allowance for loan and lease losses by portfolio class provided on page 47. Specifically, we note significant activity in the allowance for loan losses for other loans consisting of provisions, charge-offs, and transfers of loans from held for investment to held for sale. Please tell us and revise your filing to disclose the nature of loans included in other and explain the reasons for the significant activity in allowance for loan losses for this loan class and how the movements in asset quality for these loans impact overall asset quality and corresponding trends.

Response:

In response to your letter, we acknowledge the Staff's comment and confirm that the Company will in future filings enhance the discussion of the nature of loans included in the other loan classification and the activity in the allowance for loan and lease losses for other loans, including provision methodology, charge-offs, and transfers of certain allowance amounts from loans held for investment to loans held for sale, for the table of changes in the Company's allowance for loan and lease losses. Pursuant to the telephone conversation on February 2, 2018, held between William Schroeder, Staff Accountant in the Office of Financial Services, and Andrew J. Micheletti, EVP and Chief Financial Officer of BofI Holding, Inc., the Company will not be required to amend its Form 10-K for Fiscal Year Ended June 30, 2017 filing.
Please be advised that the loans included in the other loan classification that account for substantially all of the activity in the other loan classification and in the allowance for loan and lease losses for the other loan classification consist of the Company's Emerald Advance and Refund Advance tax season loan products co-branded with H&R Block, Inc. (collectively, the "Advances"), which are described on page 34 and page F-9 of the Company's Form 10-K for Fiscal Year Ended June 30, 2017 filing. The Advances are generally short term in nature, in that they are intended to be repaid within a few weeks or months of origination and if they are not repaid timely, they are charged off in their entirety at 120 days delinquent, consistent with regulatory guidance for unsecured consumer loan products. Advances that are not repaid and are less than 120 days delinquent may be considered for sale, at which point, upon the decision to sell the Advances not previously classified as held for sale, such Advances are transferred into the held-for-sale classification. At the time of the transfer into the held-for-sale classification, the loan value is adjusted to the lower of cost or fair value and any amount by which the cost exceeds fair value is accounted for as a valuation allowance with a corresponding transfer out of the allowance for loan and lease losses in accordance with ASC 310-10-35. There is no long-term impact on the loan and lease portfolio credit quality, because substantially all of the Advances are either collected, charged-off or sold by the end of the Company's fiscal year. While the Advances do incur higher proportional default and charge-off rates than the remainder of the Company's loan and lease portfolio, these asset quality attributes are within expectations of the design of the products.

Notes to Consolidated Financial Statements

Note 14. Commitments and Contingencies, page F-52

2.
We note your disclosures pertaining to your various legal proceedings and your risk factor disclosure on page 23. In accordance with ASC 450-20-50, please tell us and revise future filings to clearly disclose the following information for your loss contingencies in aggregate or individually:

•	the amount or range of reasonably possible losses in excess of amounts recognized,

•	that the amount or range of reasonably possible losses in excess of amounts recognized cannot be estimated, or

•	that reasonably possible losses in excess of amounts recognized are not material to your financial statements.

Response:

We acknowledge the Staff’s comment and confirm that the Company will disclose information pertaining to the Company's loss contingencies in future filings in accordance with ASC 450-20-50. Regarding the pending legal proceedings against the Company, in view of the inherent difficulty of predicting the outcome of each legal action, particularly since claimants seek substantial or indeterminate damages, it is not possible to reasonably predict or estimate the eventual loss or range of loss, if any, related to each legal action. Although outcomes cannot be known in advance, the Company has thus far successfully defended and believes it maintains affirmative defense to each legal action discussed in its Form 10-K for Fiscal Year Ended June 30, 2017 filing brought against the Company.

* * * * *
In connection with the Staff’s comment letter and our responses, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to comments from Commission staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance with this filing. If you have any questions or comments, please call me at your convenience at (858) 649-2000.

Very truly yours,

BOFI HOLDING, INC.

By:	/s/ Andrew J. Micheletti
Andrew J. Micheletti
EVP and Chief Financial Officer

cc:	Allen Sussman, Esq.
Loeb & Loeb LLP